
HYDROGENICS
Power to Gas
e·on



VATTENFALL

Q2 2014 Earnings Presentation

July 30, 2014

HYDROGENICS

SHIFT POWER | ENERGIZE YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

2014 Q2 Highlights

- Backlog grew to $67.1 million, up 14% from Q1
- Important post-quarter win – with Enbridge – of first NA reference site for Power-to-Gas Energy Storage
- Creation of Kolon JV in South Korea, a major development that sets the stage for multi-megawatt continuous power generation expansion
- Energy Storage demand drivers continue
- On track for annual target of positive Adjusted EBITDA, with revenue over $50 Million
- Customer delivery timing supports strong top line growth in Q4
- Many sector catalysts now beginning to appear







Energy Storage: Major NA Win

- Selected as preferred respondent on long sought critical NA reference site project in Ontario, Canada, with Enbridge
- Procurement by the Independent Electricity System Operator (IESO) designed as a structured learning platform to screen multiple technologies against rigorous criterion
- First of its kind contract for Energy Storage services and capacity
- 2MW project will use next-generation PEM platform and include 8MWhr of storage
- Services contact will be administered in a special purpose vehicle with HYGS' partner Enbridge
- Other partners include the Canadian Gas Association and Rodan Energy



MW Fuel Cell Systems for Power Generation & Back-up

Cost, performance, scale and zero carbon emissions now enable new markets for continuous power generation at utility scale



- <u>Kolon JV</u>
  - ➢ Kolon Water and Energy provides excellent market access and has already secured first customers
  - ➢ South Korean renewable energy policy favors fuel cell solutions and particularly supports elimination of otherwise wasted hydrogen energy
  - ➢ First deployments will occur in Q1 2015 with rapid uptake anticipated after confirmation period
- More than 100MW of accessible market identified, with first 1MW through 10MW already secured
- As key conditions are met trajectory beyond $100M in revenue is clear
- New build-own-operate model with long term service agreements appears attractive
- HYGS' work with Microsoft and CommScope on fuel cell integration for Data Centers recently reported in technical press

CommScope / Microsoft: NFCRC/UC Irvine

- Primary (Hydrogen Fuel) Powered "Distributed Power Architecture" Solution
- Direct Current (380VDC) "Emerge Alliance" Standard - Power Architecture
- Inherent IT Rack-Level Redundancy
  - CapEx (16 - 20)% Savings
  - OpEx up-to (4)% Savings



Hydrogen Powered Integrated (FC/PS) IT Rack

References:

1) Microsoft Testing @ NFCRC – UC Irvine published results – November 2013:

- http://research.microsoft.com/pubs/203898/FCDC.pdf

2) Microsoft Testing @ NFCRC – UC Irvine published results – June 2014:

- Acknowledgement of Hydrogenics and CommScope – Technical Support
- http://research.microsoft.com/pubs/217361/ES-FuelCell2014.pdf

Fuel Cell Power Modules: Mobility Markets

- Electrification of mobility continues as a strong trend
- Limitation of batteries becoming more evident
- Value proposition driven by energy capacity of hydrogen and high efficiency
- Completed shipment of 20 units for bus range extension and airport ground support equipment to USA and Chinese customers
- Starting to see demand for train, delivery van, bus and truck applications
- Work continues on track with large propulsion order (up to $90M value). Of total, $36M has been in current backlog – balance of $54M expected to come into backlog as milestones achieved


HYDROGENICS



Global Momentum Across Hydrogen Spectrum

- Hyundai officially launches fuel cell vehicles with shipments to California in June, 2014
- TOYOTA moves up their launch date for fuel cell vehicles to April, 2015
- Fueling infrastructure announcements continue in Japan, EU and California
- Cost of renewable energy generation continues to drop for both wind and solar, moving up adoption rates and potential of reaching 100% renewable penetration
- The EU announces next round of hydrogen financing with €700 million of government funding to be matched with €700 million industry investment, for a total of €1.4 billion, or $1.9 billion USD
- Large scale fuel cell power generation and MW data centers – a new and developing market

Growth Catalysts to Drive Higher Demand for Hydrogenics

- Increasing evidence that the Energy Storage sector is reaching a tipping point
- Strong, active pipeline of P2G opportunities, including a greater number of larger, EU projects
- Move towards multi-megawatt fuel cell power generation for utilities and data centers
- Expanding technology-intensive fuel cell integration programs
- Launch of fuel cell vehicles by major OEMs planned for 2015
- Growing hydrogen fueling station infrastructure requirements

Company Expertise + Industry Sector + Applications =
MOMENTUM

Q2 Revenue

Three months ended June 30, 2014


Revenue
$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.8
10.7
10%
2013
2014
Power Systems
OnSite Generation


Revenue by Business Unit
$M
8
6
4
2
0
4.8
7.5
4.9
3.2
OnSite Generation
Power Systems
2013
2014

Notes

Revenue increased $0.9 million, or 10%, reflecting a significant increase in OnSite Generation revenue due to the execution of sales orders, partially offset by a decrease in Power Systems revenue

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Q2 YTD Revenue

Six months ended June 30, 2014


Revenue
$M
25
20
15
10
5
0
22.2
18.8
15%
2013
2014
Power Systems
OnSite Generation


Revenue by Business Unit
$M
15
10
5
0
11.3
13.5
10.9
5.3
OnSite Generation
Power Systems
2013
2014

Notes

Revenue decreased $3.4 million, or 15%, reflecting lower Power Systems sales versus 2013, as last year included the delivery of a major fuel cell order to Hydrogenics' strategic partner, CommScope. The 2014 increase in revenue within OnSite Generation was primarily due to higher orders and deliveries compared to the prior-year period, which was negatively impacted by shipment timing delays.

Gross Profit

Three months ended June 30, 2014



Gross Profit
%
40.0
30.0
20.0
10.0
-
28.1
2.1 Percentage Points
30.2
2013
2014
Power Systems
OnSite Generation



Gross Profit % By Business Unit
%
50
45
40
35
30
25
20
15
10
5
0
10.2
28.6
45.7
34.0
2013
2014
OnSite Generation
Power Sytems

Notes

Gross profit margins improved due to higher overhead absorption and improved operating performance within the OnSite Generation segment, partially offset by lower profitability within the Power segment due to reduced sales.

Gross Profit

Six months ended June 30, 2014



Gross Profit
%
40.0
30.0
20.0
10.0
-
2.4 Percentage Points
29.9
27.5
Power Systems
OnSite Generation
2013
2014



Gross Profit % By Business Unit
%
45
40
35
30
25
20
15
10
5
0
17.3
21.6
42.9
42.3
2013
2014
OnSite Generation
Power Sytems

Notes

Gross Profit declined due to reduced overhead absorption and lower revenue within the Power Systems segment, partially offset by improved operating performance within the OnSite Generation segment.

HYDROGENICS
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Cash Operating Costs

Three months ended June 30, 2014


$M
5
4
3
2
1
0
3.8
5% reduction
3.6
0.9
0.9
2.9
2.7
R&D
SG&A
2013
2014

Notes

- Cash operating costs decreased 5%, or $0.2 million, to $3.6 million from $3.8 million for the comparable period in 2013, with costs as a percent of revenue falling 5%. The decrease resulted from a decline in marketing expenditures and reduced compensation expense.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Cash Operating Costs

Six months ended June 30, 2014



$M
7.5
3% reduction
7.3
8
7
6
5
4
3
2
1
0
1.8
5.7
1.8
5.5
R&D
SG&A
2013
2014

Notes

- Cash operating costs were $7.3 million, a reduction of $0.2 million versus 2013, with costs as a percent of revenue rising 5%. The year-over-year change reflects a decrease in marketing expenses and reduced compensation costs.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q2 Results

(in $ millions)	Three months ended June 30		Change	
	2014	2013	$	%
Revenue	$ 10.7	$ 9.8	0.9	9
Gross Profit	3.2	2.8	0.4	14
Percentage of revenues	*30.2*	*28.1*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.6	2.8	0.2	7
Research and product development	0.9	0.9	-	-
Adjusted EBITDA	$ (0.3)	$ (0.9)	0.6	67

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 15 for a reconciliation of this measure to net loss.

YTD Results

(in $ millions)	Six months ended June 30		Change	
	2014	2013	$	%
Revenue	$ 18.8	$ 22.2	(3.4)	(15)
Gross Profit	5.2	6.6	(1.4)	(21)
Percentage of revenues	27.5	29.9		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	5.4	5.5	0.1	2
Research and product development	1.8	1.8	-	-
Adjusted EBITDA	$ (2.0)	$ (0.7)	(1.3)	187

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 15 for a reconciliation of this measure to net loss.

Order Backlog

As at June 30, 2014

($M)

	Mar. 1/14 Backlog	Orders Received	FX	Orders Delivered	June 30/14 Backlog
OnSite Generation	$ 24.5	$ 5.6	-	$ 7.5	$ 22.6
Power Systems	34.0	13.6	0.1	3.2	44.5
Total	$ 58.5	$ 19.2	0.1	$ 10.7	$ 67.1

	Expected Revenue Recognition	
	During next 12 mo	Beyond next 12 mo
OnSite Generation	22.1	0.5
Power Systems	18.0	26.5
Total	40.1	27.0

Consolidated Balance Sheet Highlights

($M)

	June 30, 2014	Dec. 31, 2013	Change $	Change %
Cash and cash equivalents and restricted cash	$ 18.9	$ 13.8	5.1	37
Trade, other and grants receivable	8.0	5.4	2.6	48
Inventories	18.2	12.9	5.3	41
Trade and other payables	13.9	13.2	0.7	5
Warrants[1]	-	1.1	(1.1)	(100)

[1] Note: All outstanding warrants were exercised in January 2014

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended June 30, 2014	Three months ended June 30, 2013
Cash operating costs	$ 3.6	$ 3.8
Less: Gross profit	(3.2)	(2.8)
Add: Stock-based compensation	0.2	0.2
Add: Deferred compensation plans indexed to share price	(1.0)	1.8
Add: Amortization and depreciation	0.1	0.1
(Gain) Loss from operations	$ (0.3)	$ 3.1

Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Six months ended June 30, 2014	Six months ended June 30, 2013
Cash operating costs	$ 7.3	$ 7.5
Less: Gross profit	(5.2)	(6.6)
Add: Stock-based compensation	0.3	0.3
Add: Deferred compensation plans indexed to share price	0.6	2.3
Add: Amortization and depreciation	0.2	0.2
(Gain) Loss from operations	$ 3.2	$ 3.7

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended June 30, 2014	Three months ended June 30, 2013
Adjusted EBITDA loss	$ 0.3	$ 0.9
Add: Stock-based compensation *(cash settled and share settled)*	(0.9)	2.0
Add: Amortization and depreciation	0.2	0.2
Add: Finance (income) loss, net	0.5	1.1
Net loss	**$ 0.1**	**$ 4.2**

Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Six months ended June 30, 2014	Six months ended June 30, 2013
Adjusted EBITDA loss	$ 2.0	$ 0.7
Add: Stock-based compensation *(cash settled and share settled)*	0.9	2.5
Add: Amortization and depreciation	0.3	0.4
Add: Finance (income) loss, net	0.7	1.7
Net loss	**$ 3.9**	**$ 5.3**

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